UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2023

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure and Appointment of Certain Officers

On November 22, 2022, Douglas Borthwick provided notice of his intent to resign from his position as Chief Business Officer of INX Limited (the “Company”), effective December 31, 2022. Mr. Borthwick’s responsibilities will be assumed by Itai Avneri, the Company’s Chief Operating Officer.

Mr. Borthwick’s resignation was not the result of any dispute or disagreement with the Company or its Board of Directors on any matter relating to the Company’s operations, policies or practices. The Company greatly appreciates Mr. Borthwick’s service and thanks him for his contributions to the Company.

Following his resignation, effective as of January 1, 2023, Mr. Borthwick will serve as a member of the Company’s Advisory Board. Pursuant to an invitation letter (the “Letter”) to serve as a member of the advisory board signed between the Company and Mr. Borthwick, Mr. Borthwick will receive 500 INX Tokens for each month of service, during the 12-month term of the Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: January 3, 2023	By:	/s/ Shy Datika
Shy Datika
President and CEO

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